

July 24, 2012

Via E-mail
S. Douglas Henderson
President
Free Flow, Inc.
9130 Edgewood Drive
La Mesa, CA 91941

      Re: Free Flow, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed July 5, 2012
              File No. 333-179909

Dear Mr. Henderson:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

General

1. We note your response to comment one of our letter dated May 17, 2012. As previously requested, please disclose on your prospectus cover page that you are an emerging growth company.

2. We note your response to comment three of our letter dated May 17, 2012, and we reissue the comment. Certain disclosures in your prospectus continue to suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. These disclosures include the items we have already addressed in our prior comment letters. Additionally, you state in your response that you recruited a commission sales person who visits over 40 potential customers each week. However, you do not describe the results of any of these efforts and state that you have had no operating activities or offered any services and that currently the company has "no plans or agreements to manufacture, distribute, market (other than our web site) or install our proposed product." Please revise your registration statement to comply with Securities Act Rule 419, or file an amendment only after you have taken sufficient steps to advance your business plan.

Risk Factors, page 4

We cannot predict when or if we will produce revenues . . . , page 7

3. This risk factor appears to be a duplicate of the first risk factor on page 5. Please revise the prospectus to include this risk factor only once. Additionally, we note you discuss your need to raise additional capital at the end of this risk factor. Please discuss this need in a separate risk factor, and disclose the risks associated with any potential failure to raise the additional capital you may require.

Ability to raise additional capital, page 7

4. In this risk factor, please disclose, if true, that there is no guarantee you will be able to raise additional capital.

As an "emerging growth company" . . . , page 7

5. In this risk factor, please disclose that the existing scaled executive compensation disclosure requirements for smaller reporting companies will continue to apply to you for so long as you are an emerging growth company, regardless of whether you remain a smaller reporting company.

6. Please explain your references in this risk factor to July 31 and January 31, or revise the prospectus as appropriate. In this regard, it seems as though you intend to reference the last day of your second fiscal quarter and the last day of your fiscal year, respectively. However, your other disclosures throughout the prospectus indicate that the last day of your second fiscal quarter and the last day of your fiscal year would be June 30 and December 31, respectively.

The Dividend Distribution by Garden Bay International, Ltd., page 8

General, page 8

7. Please delete the reference to Ads in Motion as a "public 'Emerging growth company.'" Only companies whose initial public offering occurred after December 8, 2011 can be considered an emerging growth company. This comment also applies to your reference on page 21 to Unseen Solar, Inc. as a "public emerging growth company."

Purpose of Distribution, page 9

8. We note the added section in response to comment four of our letter dated May 17, 2012. Specifically, we note that you state you conducted the private placement to raise funds to further your business plan. Given that your costs in this offering exceed the proceeds you received in the recent private placement, please more fully discuss (i) your reason for

conducting the private placement, (ii) how the funds were intended to further your business plan, (iii) the purpose of this offering, and (iv) how providing more value to the Garden Bay International Ltd. shareholders furthers your business plan.

Management's Discussion and Analysis or Plan of Operation, page 15

Liquidity and Capital Resources, page 17

9. You now state that you intend to make an equity offering to your new shareholders after the distribution contemplated in this registration statement. Please disclose, if true, that there is no guarantee you will be successful in these efforts. Additionally, please tell us whether you intend to make a registered or private equity offering. If you intend to make a registered equity offering, please provide us with your analysis of any implications that may arise under Section 5 of the Securities Act of 1933, as amended, given that you have disclosed your intentions to conduct the offering. If you intend to make a private equity offering, please provide us with your analysis of any general solicitation implications that may arise under Rule 502 of Regulation D given that your "new shareholders" could be any number of persons not yet identified considering you are registering the resale of your common stock by the Garden Bay shareholders.

Smaller Reporting Company, page 18

10. It is unclear why you have provided the table and information in this section. Such disclosure is unnecessary and obscures the other information provided in your management's discussion and analysis. Please tell us why you feel it is appropriate to include this information, or revise your prospectus to remove it. If you provided this information in response to comment one of our letter dated May 17, 2012 in which we asked you to "consider describing the extent to which any of these exemptions [instituted by the JOBS Act] are available to you as a Smaller Reporting Company," please note that we were asking you to consider describing any of the exemptions under the JOBS Act that may continue to apply to you as a smaller reporting company even when you no longer qualify as an emerging growth company.

11. Please clarify the meaning of "past projected future activities" at the top of page 20.

Milestones, page 20

12. You state that you signed a contract with a large pool construction company in June 2012. Please clarify whether all parties to the contracts have executed the contracts. In this regard, we note the contracts, filed as Exhibit 99.2, include the conformed signature of FreeFlow, Inc. but not that of Allpro Pool Services, Inc. or Crystal Blue Waters.

13. You state that you recruited a commission sales person within the pool industry. If true, as indicated in your response to comment three of our letter dated May 17, 2012, please

disclose that your commission sales person visits over 40 potential customers each week to distribute your brochures.

14. You state that during July through August, you will use independent contract personnel to visit pool owners and explain your system. Please disclose whether you currently have an arrangement or understanding with any independent contract personnel, and if you do, please disclose the material terms of the arrangement.

Management, page 22

15. We note your response to comment 20 of our letter dated May 17, 2012, and we reissue the comment. In a *separately captioned section* of the prospectus, please provide a complete listing of all companies with which Mr. Henderson, the major shareholders of Garden Bay, and the selling shareholders have been involved that were blank check or development stage companies whose businesses either ended up combining with other companies through reverse mergers or otherwise or simply continue as development stage companies with no revenue or efforts at business development. This includes a discussion of Mr. Myers' involvement with Unseen Solar, Inc., which should include a description of the current status of the business. To the extent that you are unable to provide the requested information for all parties, please *disclose* the reason why you are unable to provide such disclosure.

Exhibits

16. Please tell us why you filed the contracts with Allpro Pool Services, Crystal Blue Waters, and Mr. Henderson under Item 601(b)(99) of Regulation S-K rather than Item 601(b)(10).

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Karen Batcher, Esq. (*via e-mail*)
       Synergen Law Group, APC